UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For May 6, 2020

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

Publication of shareholder circular in relation to the proposed Extraordinary General Meeting (“EGM”) to seek the authority to issue shares for cash and notice of EGM

Introduction and Rationale

On 12 February 2020, the Harmony board of directors (“the Board”) announced that it had entered into a definitive agreement with AngloGold Ashanti to acquire AngloGold Ashanti's South African business (“the Acquisition”). US$200 million, is payable on the date of fulfilment of the last of the conditions precedent which is expected to be in the coming months. The Board is taking proactive steps by seeking authority to issue ordinary shares for cash (pursuant to a general authority to issue ordinary shares for cash and/or by way of a vendor consideration placing), for a maximum aggregate subscription consideration of up to US$200 million.

The subscription proceeds (the “Potential Equity Capital Raising”) will be used by the Company to fund a part of the acquisition consideration payable for the Acquisition, and as a result of doing so the Company will stand to significantly benefit from balance sheet flexibility and optionality given the current uncertainty caused by the COVID-19 pandemic. The Board is committed to complete the Acquisition, which represents a compelling opportunity to further enhance Harmony’s position as a robust cash-generative gold mining company, with a proven track-record of running assets effectively and efficiently.

On the 20th April 2020, the Company announced that operations at its underground mines will resume and will be conducted at a reduced capacity of not more than 50% and thereafter at increasing capacity as determined by the Minister of Mineral Resources and Energy. In addition to the announced balance sheet protection measures, as well as the improved Rand/gold market conditions, the Company believes an equity raise is a prudent measure to maintain balance sheet flexibility. The proposed shareholder authority to approve the Potential Equity Capital Raising will be in place until the Company's next annual general meeting or 15 months, whichever is shorter.

The Board wishes to implement the Potential Equity Capital Raising of up to US$200 million to fund a part of the acquisition consideration payable for the Acquisition through:

•
a general authority to issue ordinary shares for cash, subject to the restrictions set out in the JSE Listings Requirements including that only public shareholders (as defined therein) may participate;

•
a vendor consideration placement as set out in the JSE Listings Requirements, and which would enable non-public shareholders (with persons related and inter-related to Harmony, its Directors, prescribed officers and future Directors and prescribed officers participating subject to the special resolution in terms of section 41(1) being passed) to participate; or

•	a combination of the above.

The Board believes that having the ability to implement the Potential Equity Capital Raising through one or more of the above approvals would grant it the greatest flexibility in the circumstances, namely (i) the applicable discount for the ordinary shares that may be offered (as regulated in the JSE Listings Requirements); and (ii) increasing the number of interested persons who would be entitled to subscribe for such ordinary shares (by being able to include non-public shareholders and persons related and inter-related to Harmony, its Directors, prescribed officers and future Directors and prescribed officers under the vendor consideration placement). Having this flexibility would ensure that the Potential Equity Capital Raising has the greatest chance of success.

Posting of EGM Circular

The Company is pleased to advise that the EGM Circular will be posted to Shareholders today and it is available on the Company’s website, www.harmony.co.za.

The purpose of EGM Circular is to:

•
provide Shareholders with all relevant information in respect of the granting of the authority to issue ordinary shares for cash including securities convertible to ordinary shares, which authority may be utilised as a general issue of ordinary shares for cash and/or as a vendor consideration placement as set out in the JSE Listings Requirements, and so as to enable Shareholders to make an informed decision as to whether or not they should vote in favour of the resolutions set forth in the Notice of EGM; and

•	convene the EGM in order for Shareholders to and, if deemed fit, pass, with or without modification, the ordinary and special resolutions set forth in the Notice of EGM.

Notice of EGM

Notice is hereby given of the EGM, which will be held entirely by electronic communication, on Thursday, 11 June 2020 at 11:00 (SAST) in order for Shareholders to consider and, if deemed fit, pass, with or without modification, the resolutions set forth in the Notice of EGM (which forms part of, the Circular posted today). The notice of EGM is available on the Company website.

Important Dates and times

The salient dates and times relating to the Scheme are set out below:

Key actions
Last Practicable Date	Monday, May 4, 2020
Posting Record Date to be eligible to receive the Circular and Notice of EGM	Thursday, 30 April 2020
SENS announcement confirming: (i) publication of Circular on Harmony’s website; and (ii) posting of Circular	Wednesday, 6 May 2020
Posting Circular to Shareholders	Wednesday, 6 May 2020
Last Day to Trade in order to be eligible to participate and vote at the EGM	Tuesday, 2 June 2020
Voting Record Date to participate in and vote at the EGM	Friday, 5 June 2020
Last day and time to give notice to participate in the EGM electronically by 09:00 on	Tuesday, 9 June 2020
Recommended Last day and time to lodge Forms of Proxy with the Transfer Secretaries, by 11:00 on	Tuesday, 9 June 2020
EGM of Shareholders at 11:00 on	Thursday, 11 June 2020
Results of EGM released on SENS	Friday, 12 June 2020

Harmony will host a conference call to address questions as it relates to this announcement and its operational performance for the nine months ended 30 March 2020.

Date:    Wednesday, 6 May 2020
Time:    14:00 South African time (US EST: 08:00; UK 13:00; Sydney 22:00)

Conference call access:
Participants can register for the conference by navigating to: http://www.diamondpass.net/4099255

Please note that only registered participants will receive the dial in details. These will be supplied upon registration.

Ends.

For more details contact:

Marian van der Walt
Executive: Corporate and Investor Relations
+27(0) 82 888 1242 (mobile)

Max Manoeli
Senior Investor Relations Coordinator
+27(0) 82 759 1775 (mobile)

Johannesburg, South Africa
6 May 2020

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited
Legal Advisor:
Edward Nathan Sonnenbergs Inc.
Important information
This announcement does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer or invitation to purchase or subscribe for, any securities of Harmony in any jurisdiction, including (but not limited to) South Africa, the United States, Japan, Australia or Canada.
The Ordinary Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (“Securities Act”), or with any securities regulatory authority of any state or other jurisdiction of the United States and may not be offered or sold, resold, transferred or delivered, directly or indirectly, in or into the United States, except pursuant to registration under, or an exemption from the registration requirements of, the Securities Act. There will be no public offering of securities in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: May 6, 2020	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director